EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	April 2,	March 28,
	2004	2003
	(In millions, except ratios)
Earnings:
Net Income	$94.6	$58.8
Plus: Income taxes	39.6	30.3
Fixed charges	23.6	24.3
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	0.2	—

	$157.6	$113.4

Fixed Charges:
Interest expense	$18.5	$18.8
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	5.1	5.5

	$23.6	$24.3

Ratio of Earnings to Fixed Charges	6.68	4.67

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